Exhibit 99.1

Innoviz Announces New Design Win With Leading Tier-1 Automotive
Supplier For its Autonomous Shuttle Program

Innoviz LiDARs to Enable Shuttles to Achieve Level Four Autonomy; To be Deployed in
European Airports, Campuses, local public transportation and More by the end of 2022;

New Design Win Expected to Generate Hundreds of Millions in Revenue Throughout Life
of the Program

TEL AVIV, ISRAEL – May 12, 2021 – Innoviz Technologies (NASDAQ: INVZ), a technology leader of high-performance, solid-state LiDAR sensors and perception software, was selected by a leading Tier-1 automotive supplier as the LiDAR provider for its multi-year autonomous shuttle program. Innoviz will provide its InnovizOne solid-state LiDAR units to the company for use on its shuttles, which are expected to become operational by the end of 2022 and change the face of transportation. The shuttles are expected to achieve level 4 autonomy, enable fully automated driving and be used to transport both passengers and cargo in various geo-fenced settings. The agreement is expected to generate hundreds of millions in revenue throughout the life of the program.

The new design win followed a stringent two-and-a-half-year due diligence process conducted by the Tier-1 automotive supplier. As part of the selection process, the supplier completed a thorough review of Innoviz’s product reliability, manufacturing processes and maturity, automotive qualifications, corporate processes certifications and more.

Unlike costly mechanical spinners installed on car roofs, InnovizOne is a low-cost, automotive-grade, lightweight solution. InnovizOne is designed to ensure that the shuttles circumvent even the smallest of obstacles. A number of sensors placed in various spots around the shuttle provide both short and long-range vision, removing blind spots and enhancing safety.

“It’s a new era in the industry and for Innoviz. This major design win for a leading autonomous shuttle program validates our reputation as the highest quality provider of automotive-grade LiDAR and perception software,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “Our technology’s versatility enables us to work with customers in nearly every vertical as they work to address the critical transportation issues of our time. As we continue to ramp up production for the BMW program and now our contract with this leading Tier-1 supplier, we’re working to funnel new customers into the pipeline and provide the LiDAR solutions necessary for their businesses.”

Innoviz Technologies is preparing for the upcoming high-volume manufacturing of its InnovizOne LiDAR sensor for autonomous vehicle programs, including this autonomous shuttle program as well as the BMW Group’s next generation of autonomous vehicles.

About Innoviz Technologies
Innoviz is a leading provider of technology that will put autonomous vehicles on roads. Innoviz’s LiDAR technology can "see" better than a human driver and meets the automotive industry's strict expectations for performance, safety and price. Selected by BMW for its fully autonomous car program, Innoviz's technology will be deployed in BMW’s consumer vehicles. Innoviz is backed by top-tier strategic partners and investors, including SoftBank Ventures Asia, Samsung, Magna International, Aptiv, Magma Venture Partners, and others. For more information, visit www.innoviz.tech.

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Contact Information

Media@innoviz-tech.com

Investor Contact

Maya Lustig	Gateway Investor Relations
Innoviz Technologies	Cody Slach or Matt Glover
+972 54 677 8100	(949) 574-3860
Investors@innoviz-tech.com	Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz's projected revenue and other future financial and operational results. These forward-looking statements generally are identified by the words "believe," "program," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on April 21, 2021 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.